

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 4561</u>

November 19, 2008

Ronald A. Klein, Chief Executive Officer
Origen Financial, Inc.
27777 Franklin Road
Suite 1700
Southfield, MI 48034

      Re: **Origen Financial, Inc.**
             Form 10-K for the period ended December 31, 2007
             Filed March 17, 2008 and amended April 29, 2008
             File No. 000-50721

Dear Mr. Klien:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any other questions.

                    Sincerely,

                    Karen Garnett
                    Assistant Director